77D Policies with respect to security investments

Liberty Federal Securities Fund (Fund)

Pursuant to the Board of Trustees' approval, the Fund changed the lower boundary of the Funds' duration range from four and one-half years to three years.

77M Mergers

On October 18, 2002, the shareholders of Liberty Intermediate Government Fund
(Fund) approved an Agreement and Plan of Reorganization providing for the sale of substantially all of the assets of the Fund to, and the assumption of all of the liabilities of the Fund by, Liberty Federal Securities Fund, in exchange for shares of Liberty Federal Securities Fund and the distribution of such shares to the shareholders of the Fund in complete liquidation of the Fund.
The merger took place on November 4, 2002.

(Agreement and Plan of Reorganization filed as Appendix A within the Fund's proxy statement dated August 23, 2002 herein incorporated by reference to Accession number 0000950135-02-003878)

77Q3:

The Registrant's Chief Executive Officer and Chief Financial Officer, based on their evaluation of the Registrant's disclosure controls and procedures as of February 27, 2003, have concluded that such controls and procedures are adequately designed to ensure that information required to be disclosed by the Registrant in its reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the Registrant's management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of the most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.